
December 19, 2024

Bryce Klug
Chief Financial Officer
Blue Dolphin Energy Company
801 Travis Street, Suite 2100
Houston, Texas 77002

   Re: Blue Dolphin Energy Company
     Form 10-K for the Fiscal Year ended December 31, 2023
     Filed April 1, 2024
     File No. 000-15905

Dear Bryce Klug:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Energy & Transportation